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15049313

#AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

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SEC MAIL PROCESSING
RECEIVED
MAR 03 2015
WASH. D.C.
194
SECTION

ANNUALAUDITEDREPORT
FORMX-17A-5
PART III

SEC FILE NUMBER
8-51980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the SECURITIES EXCHANGE ACT OF 1934 AND RULE 17A-5 THEREUNDER

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SBERBANK CIB USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 44th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Levy (212) 300-9606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301 (Address) Woodbury (City) New York (State) 11797 (Zip Code)

CHECK ONE

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PB 3/4/15

AFFIRMATION

I, Michael Levy, affirm that, to the best of my knowledge and belief, the accompanying financial statements and unconsolidated supplemental schedules pertaining to Sberbank CIB USA, Inc. (the "Company"), for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

WILLIAM P. HODGE
Notary Public, State of New York
No. 01HO6180918
Qualified in Queens County
Commission Expires 1/22/2016

Michael Levy — February 28, 2015
Michael Levy, Chief Financial Officer — Date

Subscribed and sworn
to before met his 28th
day of February 2015

OTD 2/28/15

Notary Public

This report ** contains (check all applicable boxes):

(x)(a) Facing page.
(x)(b) Statement of Financial Condition.
( )(c) Statement of Operations (Loss).
( )(d) Statement of Cash Flows.
( )(e) Statement of Changes in Stockholder's Equity.
( )(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) Notes to Financial Statements.
( )(g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )(h) Computation for Determination of the Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )(i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )(j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )(k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with Respect to Methods of Consolidation.
(x)(l) An Affirmation.
( )(m) A Copy of the SIPC Supplemental Report (filed separately).
( )(n) An Exemption Report
( )(o) Report of Independent Registered Public Accounting Firm on Internal Accounting Control

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SBERBANK CIB

Sberbank CIB USA, Inc.
Carnegie Hall Tower,
152 West 57th Street, 44th Floor, New York, NY 10019
Phone +1 (212) 300-9600 Fax +1 (212) 300-9601

Sberbank CIB USA, Inc.
Statement of Financial Condition
December 31, 2014

Sberbank CIB USA, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	658,881
Receivables from broker-dealer and clearing organization		19,456,598
Property and equipment - net		1,197,620
Due from affiliate		7,643
Deferred tax asset		295,346
Prepaid and refundable income taxes		985,000
Prepaid expenses		339,209
Other assets		563,902
Total assets	$	23,504,199
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	1,767,046
Due to affiliates		476,922
Deferred rent payable		299,558
Total liabilities		2,543,526
Commitments and contingencies (Note 11)		
Stockholder's equity		
Common stock, $1 par value; 3,000 share authorized, 1 share issued and outstanding		1
Additional paid-in capital		19,353,862
Retained earnings		1,606,810
Total Stockholder's equity		20,960,673
Total liabilities and stockholder's equity	$	23,504,199

The accompanying notes are in integral part of this financial statement.

1. Organization

Sberbank CIB USA, Inc. (the "Company") was organized on January 17, 1997, under the laws of the State of Delaware, and is based in New York City. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA). On December 19, 2014, the Company also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and was approved as a member of the National Futures Association ("NFA").

The Company is a wholly-owned subsidiary of Troika Dialog Group Limited, which is an indirect subsidiary of OJSC "Sberbank", a foreign corporation domiciled in the Russian Federation.

The Company is primarily engaged in the Russian and Central Independent States financial markets and provides financial services to U.S. and foreign broker-dealers and customers, including affiliated foreign broker-dealers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which includes industry practice.

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2014, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state, and local taxing authorities for years prior to December 31, 2011.

The Company uses the asset and liability method of accounting for income taxes pursuant to ASC 740, to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more-likely-than-not that the deferred tax asset will not be realized.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which are primarily five years. Amortization of leasehold improvements is computed over the shorter of the lease terms or the estimated useful lives of the improvements.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities primarily include accrued compensation and vendor payables.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivables from Broker-Dealer and Clearing Organization

Receivables from broker-dealer and clearing organization results from the Company's securities transactions. Receivables from broker-dealers and clearing organization are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

4. Property and Equipment

Property and equipment - net consists of the following:

Furniture	$ 424,306
Equipment	1,690,626
Software	66,464
Leasehold improvements	2,657,967
Total	$ 4,839,363
Less - Accumulated depreciation and amortization	3,641,743
Property and equipment	$ 1,197,620

5. Due from Affiliates/to Affiliates

The Company has entered into brokerage service agreements with its affiliates, whereby the Company will introduce to those affiliates potential counterparties as well as negotiate, if appropriate, potential trades for the purchase or sale of securities between the affiliates and such counterparties. The Company receives a commission for providing this service.

In addition, the Company has agreed to share in certain operational expenses of certain affiliates' incidental to, or arising out of, the brokerage service agreements and the execution of the trades. Such expenses include execution, compliance, legal, risk management, human resources, marketing, administrative, and technical support.

At December 31, 2014, amounts receivable/payable under these agreements is recorded as due from affiliates/to affiliates in the statement of financial condition.

6. Deferred Rent Payable

The Company recognizes rent expense ratably over the lease term for financial statement reporting purposes. Deferred rent payable relating to the straight-lining of rent expense amounted to $299,558 at December 31, 2014.

7. Employee Benefit Plans

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code ("IRC"). The plan covers substantially all employees and provides for participants to defer salary amounts up to statutory limitations. The Company is not required to make matching contributions. No contribution was made for the year ended December 31, 2014.

8. Income Taxes

For income tax reporting purposes, the Company recognizes rent expense in different periods than it does for financial statement reporting purposes and utilizes different depreciation methods for income tax reporting purposes than it does for financial statement reporting purposes. Additionally, for income tax reporting purposes, accrued compensation not paid within the prescribed statutory time frame will be deducted in a subsequent period. A net deferred tax asset has been established to account for these temporary differences.

At December 31, 2014, the Company's deferred tax asset was $295,346. The Company has not recorded a valuation allowance related to this deferred tax asset. There has been no change in the valuation allowance at December 31, 2014.

9. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $100,000 with the clearing broker. The deposit is recorded under receivables from broker-dealer and clearing organization.

10. Net Capital Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule (the "Rule") of the Securities and Exchange Commission ("SEC") and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements. In

September 2014, the Company switched from the basic method under the Rule, which required a minimum net capital of $100,000 to the alternative method allowed under the Rule, which requires the Company to maintain $250,000 in minimum net capital. In addition, as an introducing broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by the CFTC) equivalent to or in excess of $45,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2014, the company had net capital of $18,580,745 which was $18,330,745 in excess of the required minimum net capital.
Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

Proprietary balances, if any, held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of the Company, if applicable.

11. Commitments and Contingencies, Off-Balance-Sheet/Credit Risk, and Concentration of Credit Risk

Operating lease

The Company is obligated under a non-cancelable operating lease for its office premises, which expires on July 31, 2018. The lease commitment is collateralized by a $500,000 security deposit which is recorded within other assets on the statement of financial condition. Future annual minimum rent payments are as follows:

Year Ended December 31,		Minimum Rental Commitments
2015	$	1,328,000
2016		1,328,000
2017		1,328,000
2018		774,667
Total	$	4,758,667

Off-balance-sheet and concentration risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company, as a part of its normal trading activities, may assume short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. At December 31, 2014, the Company had no open short positions.
The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2014, $456,928 was in excess of FDIC insured limits.

Approximately 76% of the Company's commission income is derived from activity with foreign affiliated entities for which trades are concentrated in the Russian capital markets.

Legal

In the normal course of business, the Company may, from time to time, be named as a litigant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. The Company recognizes a liability for a contingency in other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Sberbank CIB USA, Inc.

We have audited the accompanying statement of financial condition of Sberbank CIB USA, Inc.as of December 31, 2014. This financial statement is the responsibility of Sberbank CIB USA, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sberbank CIB USA, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Weiser Mazars LLP

Woodbury, New York
February 28, 2015

WeiserMazars LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.weisermazars.com